July 28, 2020

VIA EDGAR

Mr. Joshua Shainess
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporate Finance

Re:     Westell Technologies Inc.
Schedule 13E-3
Filed July 13, 2020
File No. 005-48551

Preliminary Proxy Statement on Schedule 14A
Filed July 13, 2020
File No. 000-27266

Dear Mr. Shainess:

Westell Technologies, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 22, 2020, with respect to the Company’s Schedule 13E-3 filed with the Commission on July 13, 2020 (File No. 005-48551) and the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 13, 2020 (File No. 000-27266). Each of the Staff’s comments is set forth below, followed by the Company’s corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Staff’s comment letter. The references in our responses are to, as applicable, the amended Preliminary Proxy Statement (the “Preliminary Proxy Statement”) and the amended Schedule 13E-3, which are being filed today by electronic submission.
Capitalized terms used and not defined herein have the meanings given in the Preliminary Proxy Statement.

750 NORTH COMMONS DRIVE ■ AURORA, IL 60504
(630) 898-2500 or (800) 323-6883
WESTELL TECHNOLOGIES CUSTOMER SUPPORT: (800) 377-8766
WWW.WESTELL.COM

Joshua Shainess
Special Counsel
July 28, 2020

Schedule 13E-3
General

1.
Please advise us, with a view toward enhanced disclosure, why Class B shares will be subject to both the reverse stock split and forward stock split given that such shares are owned only by your directors. Additionally, please tell us why Emory’s fairness opinion contemplates the transaction only as it pertains to Class A shares being subject to the reverse and forward stock splits.

Response: The Company’s amended and restated certificate of incorporation provides that shares of common stock of either class shall not be subdivided by a stock split, reclassification or otherwise or combined by reverse stock split, reclassification or otherwise unless, at the same time, the shares of common stock of both classes are proportionately, on a per share basis, so subdivided or combined. Thus, the proposed reverse and forward stock splits apply to both classes of common stock. A question to the Q&A Section at page 12 of the Preliminary Proxy Statement has been added addressing this matter.
The Emory fairness opinion addresses only the Class A Common Stock because the Class A Common Stock is the only class where shares will be cashed out in the proposed Transaction. As noted in the additional disclosure at page 12, each of the four Class B Common Stock holders individually own over 1,000 shares so the proposed Transaction would not result in the cash out of Class B Common Stock. This result is disclosed as well.
Preliminary Proxy Statement on Schedule 14A
Summary Term Sheet, page 2

2.
Where you state that shareholders will receive a premium over prevailing market prices as measured from the time of your public announcement, please disclose the corresponding closing share price of your common stock as of that date.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see page 4 for additional disclosures.
Purpose of and Reasons for the Transaction, page 15

3.
We note your disclosure that the Board determined that the costs of being a public reporting company outweigh the benefits thereof. However, this justification for pursuing the proposed transaction appears to have been generally applicable in recent years. Please expand your disclosure to state why the Special Committee and the Board determined to pursue this transaction now as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the section titled “Background of the Transaction” at page 16 for additional disclosures.

750 NORTH COMMONS DRIVE ■ AURORA, IL 60504
(630) 898-2500 or (800) 323-6883
WESTELL TECHNOLOGIES CUSTOMER SUPPORT: (800) 377-8766
WWW.WESTELL.COM

Joshua Shainess
Special Counsel
July 28, 2020

Background of the Transaction, page 15

4.
Refer to the following statement on page 18: “On June 23, 2020, the Special Committee concluded that the best approach was to select the 1,000 to 1 ratio and achieve the objective of allowing the Company to go dark, while expecting to preserve the ability to use the Company’s net operating losses for tax purposes...” Please specify the constituency expected to become the beneficiary of the Company’s future use of these net operating loss carryforwards. Additionally, please quantify that benefit to the extent practicable. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013(d) of Regulation M-A.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the updated disclosures on pages 18 and 19.
Repurchase Pool, page 19

5.	Please provide the factors that the Board will consider when determining whether to allocate additional cash reserves to a future repurchase pool.
Response: At this time, the Board has not established factors on whether to allocate additional cash reserves. Please see the updated disclosures which states the factors are not yet determined on page 20.
Fairness of the Transaction, page 20

6.
Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed. Please provide the disclosure required by Item 1014(c) and (e) or advise where it appears in your proxy statement.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the updated disclosures beginning on page 22.

7.
Revise your discussion of procedural fairness to address whether and to what extent the Board considered the fact that shareholders who will not be cashed out will be left with a less liquid investment.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the updated disclosures on page 18.

8.
Expand your discussion of the factors the Board considered in determining the fairness of the transaction to unaffiliated security holders, including how the Board considered each of the factors set forth in Instruction 2 to Item 1014 of Regulation M-A. To the extent that any factor was not considered, or was considered but granted little weight, this should be explained for shareholders.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the updated disclosures on page 22. We also refer the Staff to the discussion of the Financial Advisor on page 24 to 31 which were considered as well as referenced on page 22.

750 NORTH COMMONS DRIVE ■ AURORA, IL 60504
(630) 898-2500 or (800) 323-6883
WESTELL TECHNOLOGIES CUSTOMER SUPPORT: (800) 377-8766
WWW.WESTELL.COM

Joshua Shainess
Special Counsel
July 28, 2020

9.	Please include a reasonably detailed discussion of the detriments of the transaction to Westell’s unaffiliated security holders. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.
Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the updated disclosures on page 22.

10.
We note that Westell lists as a factor the fairness opinion provided by Emory. When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the Company has adopted Emory’s analysis as its own. Alternatively, describe the Company’s own analysis of the report.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the updated disclosures on page 22.
Fairness Opinion of the Financial Advisor, page 21

11.
Please include all projections prepared by management and provided to Emory for purposes of the fairness opinion, including any forecasts pertaining to the discounted free cash flow analysis. Your expanded discussion should also discuss the underlying assumptions and limitations on any projections provided.

Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the additional disclosures regarding projections beginning on page 23.

12.	Please identify the transactions used by Emory in the Comparative Transactions Analysis.
Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the updated disclosures on page 29.
Source of Funds and Expenses, page 30

13.
We note that you expect to pay the consideration to the Cashed Out Stockholders using cash on hand. Please confirm whether or not any portion of the funds borrowed under the Paycheck Protection Program is available for use in connection with this transaction.

Response: No portion of the Paycheck Protection Program loan will be used in the proposed Transaction. The Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see the updated disclosures on page 35.
* * * * * *

750 NORTH COMMONS DRIVE ■ AURORA, IL 60504
(630) 898-2500 or (800) 323-6883
WESTELL TECHNOLOGIES CUSTOMER SUPPORT: (800) 377-8766
WWW.WESTELL.COM

Joshua Shainess
Special Counsel
July 28, 2020

Respectively submitted,

/s/ Timothy L. Duitsman
Timothy L. Duitsman
President and Chief Executive Officer

cc:    Walter J. Skipper, Quarles & Brady LLP
Ryan P. Morrison, Quarles & Brady LLP

750 NORTH COMMONS DRIVE ■ AURORA, IL 60504
(630) 898-2500 or (800) 323-6883
WESTELL TECHNOLOGIES CUSTOMER SUPPORT: (800) 377-8766
WWW.WESTELL.COM